Exhibit 99.1

NICE Introduces NTR-X, Next Generation Cloud-Based Compliance Solution
for Omnichannel Trade Recording Management

Selected by several top ten global FIs, NTR-X captures all modalities of regulated employee communications enabling regulated firms’ digital communication transformation

Hoboken, N.J., February 1, 2021 – Stringent regulations and complexities arising from new communication modalities and remote, distributed workforces are widening compliance gaps, placing financial and energy trading firms at further risk for fines and reputational damage. To address these challenges, NICE (NASDAQ: NICE), a leading provider of communication compliance solutions, has introduced NTR-X, a fully-integrated, cloud-ready omnichannel compliance recording and assurance solution. Building on NICE Trading Recording, the most widely deployed trading compliance recording platform in the financial services industry, NTR-X captures all modalities of regulated employee communications – traditional, unified and mobile – in a single platform.

Offering a consolidated, centralized approach to managing recording estates and footprints, NICE’s NTR-X can be deployed globally while still enabling firms to adhere to local capture and storage requirements. Offering financial services firms the benefit of a central vantage point into all global regulated users and communications, NICE’s NTR-X reduces regulatory risk, removing maintenance hurdles and reducing the need for costly, dedicated, local IT resources. Two top 10 global investment financial institutions that have already selected NICE’s NTR-X, cited its higher performance, lower total cost of ownership (TCO), smaller footprint, and its ability to simplify and centralize management of their global recording requirements.

"Although the rest of the world has changed, trade-related recording obligations have not. Firms are adjusting to monitor their workforces which are now often remote. Now more than ever, firms are demanding a lot from their communications recording solutions, especially in terms of the channels they are able to cover, the flexibility of deployment options, and the option to roll out improvements and new services easily across their user base," noted Anna Griem, Senior Analyst, Opimas, LLC, a leading capital markets consulting firm.

Chris Wooten, Executive Vice President, NICE, said, “As the environments in which financial services and energy trading firms operate become inherently more risky, costly and complex, NICE’s passion for innovation has led us to create a one-of-a-kind compliance recording and assurance solution, offering simplified compliance for a complex world. Regardless of the communication modalities regulated employees use or where they work from, firms can cost-effectively manage their entire global recording footprint to increase compliance with key regulations. NTR-X also provides a seamless upgrade path for current NICE Trading Recording (NTR) customers and a proven cloud-ready platform that speeds future migration.”

NICE NTR-X’s capabilities also include:

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Automated compliance assurance and complete lifecycle management of data: NTR-X’s built-in compliance assurance capabilities help firms reduce compliance risk and improve responsiveness to regulators by automating the complete lifecycle management of data. NTR-X automates recording checks and provisioning of users (moves, adds and changes); transcription (offered as a cloud-based service); bulk call extraction; system management and administration; compliance assurance reporting; tracking and managing legal holds; and the requirement to provide evidence of compliance to regulators.

•	Cloud-ready, microservice architecture: NTR-X can be deployed as an on-premise, hybrid cloud, private cloud, or pure cloud solution for added versatility and lower total cost of ownership.
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Open, modern design to enable firms to take control of data: NTR-X’s open standards design gives firms the highest degree of flexibility for storing, securing and managing data. Open APIs also make data more accessible and enable integration with upstream and downstream applications for real-time alerting and actionable intelligence.

To learn more about NICE NTR-X, please click on the website here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by  Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.